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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  Autoimmune Inc.

Title of Class of Securities:  Common Stock, par value $.01

CUSIP Number:  052776101

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                       Garo H. Armen
                 c/o Armen Partners, L.P.
               630 Fifth Avenue, Suite 2100
                 New York, New York  10111

  (Date of Event which Requires Filing of this Statement)

                          9/19/97

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.     052776101

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person

         Garo H. Armen



2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         AF, PF


5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         U.S.


7.   Sole Voting Power




8.   Shared Voting Power

         839,875


9.   Sole Dispositive Power



10.  Shared Dispositive Power

         839,875





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11.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         839,875

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*


13.  Percent of Class Represented by Amount in Row (11)

         5.12%


14.  Type of Reporting Person*

         IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!




































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock

(the "Common Stock") of Autoimmune Inc. ("Autoimmune").  The

principal executive office of Autoimmune is located at 128

Spring Street, Lexington, Massachusetts  02173.

2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Dr. Garo

H. Armen.  Dr. Armen's principal office is located at 630

Fifth Avenue, Suite 2100, New York, New York  10111.

         Dr. Armen has not, during the last five years, been

convicted in a criminal proceeding (excluding traffic

violations or similar misdemeanors).  Dr. Armen has not,

during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final

order enjoining future violations of, or prohibiting or

mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Dr. Armen is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Dr. Armen is deemed to

beneficially own 839,875 shares of Common Stock.  The Common

Stock is held by (i) Armen Partners, L.P. (the

"Partnership"), an investment limited partnership, of which

Dr. Armen is a general partner and the managing partner,

(ii) Armen Partners Offshore Fund, Ltd. (the "Fund"), an


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offshore investment fund, for which Armen Capital Management

Corp., a corporation of which Dr. Armen is the principal,

serves as investment manager, and (iii) GHA Management

Corporation (the "Corporation"), a corporation wholly-owned

by Dr. Armen.  The Common Stock was purchased in open market transactions at an aggregate cost of $2,112,927 at an

average price of $2.445 per share.  The funds for the

purchase of the Common Stock held by the Partnership came

from capital contributions to the Partnership by its general and limited partners.  The funds for the purchase of Common

Stock held by the Fund came from contributions by the Fund's shareholders.  The funds for the purchase of the Common

Stock held by the Corporation came from Dr. Armen's personal funds.  Leverage was not used to effect the purchases of

Common Stock.

Item 4.  PURPOSE OF TRANSACTION

         The Common Stock deemed to be beneficially owned by

Dr. Armen was acquired for, and is being held for,

investment purposes.  The reporting person may acquire

additional Common Stock, dispose of all or some of the

Common Stock from time to time, in each case in open market

transactions, block sales or purchases or otherwise, or may

continue to hold the Common Stock.

         The reporting person does not have any plan or

proposal which relates to, or would result in, any of the

actions enumerated in Item 4 of the instructions to Schedule

13D.


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Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Dr. Armen is deemed to be

the beneficial owner of 839,875 shares of Common Stock of

Autoimmune.  Based on Autoimmune's most recent Form 10-Q

filing, there are believed to be 16,389,243 shares of Common

Stock of Autoimmune outstanding.  Therefore, Dr. Armen

beneficially owns approximately 5.12% of the outstanding

shares of Common Stock.  Dr. Armen has the power to vote and dispose of or direct the disposition and direct the vote of

all of the shares of Common Stock of which he is currently

deemed to beneficially own.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         The reporting person does not have any contract,

arrangement, understanding or relationship with any person

with respect to the Common Stock of Autoimmune.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the shares of Autoimmune that were

effected by the reporting person during the past 60 days.
















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         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



October 1, 1997




                                  /s/ Garo H. Armen

                                  Garo H. Armen



































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                         EXHIBIT A


                 SCHEDULE OF TRANSACTIONS


                 Shares Acquired     Price Per Share
Date                or (Sold)    (Excluding Commissions)

8/1/97               22,500              $2.059

8/5/97                5,700               2.000

8/8/97               23,000               2.000

8/22/97               3,500               2.000

8/29/97              66,500               2.483

9/10/97              31,175               2.786

9/12/97              17,500               2.625

9/16/97               3,400               2.625

9/17/97               9,100               2.625

9/19/97              30,000               2.594



























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